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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Announces Third Quarter Results

Showing Continued Profitability

Magic Announces Plans To Repurchase Up To Two Million Dollars Of Its Stock

OR YEHUDA, ISRAEL (November 4, 2004) - Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter and nine-months ending September 30, 2004, showing for the first nine months of 2004 an increase in License Sales and Net Profit over the comparable period in 2003.

Magic’s Board of Directors has authorized the repurchase of up to two million dollars of its ordinary shares. In approving the stock buyback, the Board stated that it believes its stock is significantly undervalued and represents an attractive investment opportunity as a result of current market conditions.

Third Quarter Results

Third quarter revenue reached $15.02 million, a 4% decrease from the $15.67 million achieved in the comparable quarter of 2003. License sales for the quarter reached $4.71 million, a 1% decrease from $4.75 million recorded in the same quarter in 2003. Application sales were $1.32 million, a decrease of 22% from the $1.70 million achieved in the comparable 2003 quarter, while revenue from maintenance and support, at $3.21 million, increased 16% from $2.76 million achieved in the same period in 2003. Revenue from consulting and other services, at $5.77 million, decreased 11% from $6.46 million achieved in the comparable 2003 quarter.

Gross profit in the third quarter of 2004 reached $9.30 million, a decrease of 5% compared to $9.83 million recorded in the comparable quarter of 2003. Net profit for the third quarter was $746,000  (or $0.02 per), an 8% decrease compared to a net profit of $813,000 (or $0.03 per) in the third quarter of 2003.

Results of First Three Quarters

Total revenue reached $48.14 million, an increase of 4% from $46.10 million achieved in the first three quarters of last year. License sales increased 17% over the same period last year, reaching $15.65 million. Application revenue reached $4.76 million a decrease of 5% over the same period last year. Maintenance and support revenue was $9.08 million, a 14% increase from the $8.00 million achieved in the comparable 2003 period. Revenue from consulting and other services totaled $18.65 million, a 5% decrease compared with the same period of last year.

Gross profit reached $29.50 million, an increase of 5% over the comparable period of last year, while gross margin was 61%, identical to the same period in 2003. Net profit totaled $2.38 million (or $0.08 per share), an increase of 29% over $1.84 million (or $0.06 per share) in the first 9 months of 2003.

In the third quarter of 2004, Europe accounted for 38% of total revenue, while North America, Japan and rest of the world accounted for 34%, 18% and 10%, respectively. In the first three quarters of 2004, Europe accounted for 40% of total revenue, while North America, Japan and the rest of the world accounted for 32%, 18% and 10% respectively. The fastest growing territory in the first three quarters of 2004 was Japan with a 22% increase in revenues over the same period in 2003, followed by Europe with a 10% growth in revenue.

“Our performance during the quarter suffered from last minute decision-making delays on the part of some of our customers, rather than deals lost to our competitors. While revenue in the quarter was below our expectations, we are encouraged by our ability to maintain continued profitability due to our disciplined spending. On the positive side, the growth we have achieved in the first nine months of the year, especially in license sales which grew at 17% and maintenance and support, which grew at 14%, reflect the accelerated efforts we have been making in customer retention and support to increase customer loyalty,” commented Menachem Hasfari, CEO of Magic Software.

“Our iBOLT program is moving forward. The average iBOLT deal is getting bigger in volume and 25 new iBOLT partners have been recruited during the quarter. The revolutionary new version of iBOLT was released in October 2004 and I am certain it will increase our competitive edge significantly,” noted Hasfari. “Hermes, our fully owned eCargo activity, is growing and I expect it soon to become the cargo industry’s standard. ”

"The Board's stock buy-back decision reflects management's confidence in our company's future and its commitment to building shareholder value and is based upon our portfolio of current business opportunities, new strategic partnerships, and our aggressive product development efforts, " said Hasfari.

Magic plans to repurchase the shares from time to time in the open market subject to, among other things, general market conditions and the market price of its ordinary shares.

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

Magic released iBOLT V2, designed to deliver enhanced features and functionality that streamlines business connectivity and automation while simplifying and reducing the potential risks of the integration process.

Magic announced the signing of a joint Marketing Agreement with IDS Scheer AG. Magic will work with IDS Scheer AG to market IDS software products from the ARIS product line for business process management.

Magic Software improved its rating in Software Magazine’s Software 500 List.

Conference Call

Magic Software will host a conference call today, Thursday, November 4th, 2004. The conference call will begin at 11am EST, 4pm GMT, or 6pm in Israel, to discuss the Company’s third quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 500 4964 or 1 866 276 1002

From Israel: 03 925 5910

All others: +972 3 925 5910

Callers should reference the Magic Software third quarter earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	September 30, 2004 (Unaudited)	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$8,849	$13,581
Short term marketable securities	4,491	----
Accounts receivable
Trade receivables	20,954	19,725
Other receivables and prepaid expenses	3,439	3,269
Inventory	389	188
Total current assets	38,122	36,763

Severance pay fund	1,947	1,781
Long term deposits	233	279
Investments in affiliated companies	173	100
Fixed assets, net	7,301	7,855
Goodwill	21,477	20,776
Other assets, net	10,434	10,246
Total assets	$79,687	$77,800

Liabilities
Current liabilities
Short-term bank debt	$2,094	$2,368
Trade payables	2,666	3,249
Accrued expenses and other liabilities	14,509	14,348
Total current liabilities	19,269	19,965

Long-term loans	70	288
Accrued severance pay	2,303	2,166
Minority interests	863	1,457

Shareholders' equity
Share capital	826	805
Capital surplus	105,545	104,685
Treasury stock	(5,773)	(5,773)
Accumulated deficit	(43,416)	(45,793)
Total shareholders' equity	57,182	53,924
Total liabilities and shareholders’ equity	$79,687	$77,800

Unaudited Consolidated Statements of Operations (US Dollars in Thousands)
	Three Months ended September 30,		Nine Months ended September 30,
	2004	2003	2004	2003
Revenues
Software sales	$4,713	$4,750	$15,654	$13,352
Applications	1,317	1,700	4,759	5,025
Maintenance	3,213	2,756	9,078	8,000
Consultancy & other services	5,772	6,462	18,645	19,718
Total Revenues	$15,015	$15,668	$48,136	$46,095

Cost of Revenues
Software sales	$1,310	$1,150	$4,693	$3,559
Maintenance	698	651	2,393	1,906
Consultancy & other services	3,704	4,039	11,547	12,489
Total Cost of Revenues	$5,712	$5,840	18,633	$17,954

Gross Profit	$9,303	$9,828	$29,503	$28,141

Research & development, net	736	1,242	2,810	3,390
Sales, marketing, and general & administrative expenses	7,224	6,928	22,628	21,274
Depreciation	431	502	1,365	1,312
Operating Income	$912	$1,156	$2,700	$2,165

Financial income (loss), net	44	(31)	(112)	199
Income before taxes	956	1,125	2,588	2,364
Taxes on income	67	111	67	123
Income (loss) before minority interests	889	1,014	2,521	2,241
Minority interests in income of subsidiaries	126	166	217	370
Capital loss		35		35
Equity loss (gain)	17		(73)
Net income	$746	$813	$2,377	$1,836

Basic Earnings per Share	$0.02	$0.03	$0.08	$0.06
Diluted Earnings per Share	$0.02	$0.03	$0.07	$0.06
Weighted Avg. Shares Outstanding (000)	31,172	29,480	30,976	29,488
Diluted Weighted Avg. Shares Outstanding (000)	32,030	30,685	32,502	30,339

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: November 4, 2004